GENCO RESOURCES LTD.

THIS IS YOUR COMPANY:

THIS IS UNACCEPTABLE.

IT IS TIME FOR CHANGE.

YOUR VOTE IS EXTREMELY IMPORTANT – VOTE YOUR
YELLOW PROXY TODAY

For questions or assistance, please call Laurel Hill Advisory Group, LLC in North America toll free at 1-888-268-4498 or outside North America call collect +1 (416) 637-4661 or visit www.savegenco.com

SHAREHOLDER PROXY CIRCULAR

(dated June 9, 2008)

TO BE USED IN CONNECTION WITH THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GENCO RESOURCES LTD.

SCHEDULED TO BE HELD ON THURSDAY, JUNE 26, 2008 AT 11:00 A.M. (VANCOUVER TIME)

THIS PROXY CIRCULAR SOLICITS YELLOW PROXIES BY AND ON BEHALF OF

JAMES ANDERSON

YOUR VOTE IS IMPORTANT TO THE FUTURE OF YOUR INVESTMENT IN GENCO RESOURCES LTD.
JAMES ANDERSON RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE NOMINEES NAMED IN THIS CIRCULAR (AND ACCOMPANYING YELLOW PROXY FORM) AS DIRECTORS AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS SCHEDULED TO BE HELD ON JUNE 26, 2008

Please follow the instructions set forth under “General Proxy Information – Appointment and Revocation of Proxies” in this Circular with respect to depositing a proxy. You may support the Director nominees of James Anderson even if you have previously deposited a proxy in support of management. You have every legal right to change your vote – simply sign, date and return the YELLOW proxy today.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

NORTH AMERICAN TOLL-FREE
1-888-268-4498

VOTE YOUR PROXY

Please complete and return the YELLOW proxy so that much needed change can take place at Genco Resources Ltd.

Your vote is important – please vote your YELLOW proxy today. Proxies should be completed in accordance with the instructions on the YELLOW proxy. A YELLOW proxy should be returned prior to 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on
Monday, June 23, 2008, in order to be deposited with the Company in time to be used at the Meeting.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

SHAREHOLDER PROXY CIRCULAR

This proxy circular and the accompanying YELLOW form of proxy are furnished to you in connection with the solicitation by and on behalf of James Anderson (“Anderson”) of proxies to be used at the annual and special general meeting (the “Meeting”) of the shareholders of Genco Resources Ltd. (“Genco” or the “Company”), scheduled to be held at Suite 550, 999 West Hastings Street, Vancouver, British Columbia, Canada on Thursday, June 26, 2008 at 11:00 a.m. (Vancouver time), and at any and all adjournments or postponements thereof.

This solicitation of proxies is made by Anderson. THIS SOLICITATION OF PROXIES IS NOT MADE BY OR ON BEHALF OF CURRENT MANAGEMENT OF GENCO. Genco has previously caused to be forwarded to you a management proxy circular (the “Management Circular”) dated as of May 22, 2008 and a management form of proxy (the “Management Proxy”). IF YOU SUPPORT ANDERSON, ONLY USE THE YELLOW FORM OF PROXY ENCLOSED WITH THIS CIRCULAR. IF YOU PREVIOUSLY RETURNED A MANAGEMENT PROXY, YOU HAVE EVERY LEGAL RIGHT TO CHANGE YOUR VOTE. SIMPLY SIGN, DATE AND RETURN THE YELLOW PROXY. A TIMELY DELIVERED, LATER DATED YELLOW PROXY AUTOMATICALLY REVOKES AND SUPERSEDES A PREVIOUSLY COMPLETED PROXY.

The following individuals are the current members of Genco’s board of directors (the “Board”), all of whom have been nominated by management for re-election as directors at the Meeting: Robert C. Gardner (Chairman) (“Gardner”), W. Gordon Blankstein (“Blankstein”), Brian Smith (“Smith”), Richard Hughes, Leslie Goodman, Eduardo Luna and James McDonald (the “Current Directors” or the “Management Nominees”).

Anderson seeks to replace Gardner, Blankstein and Smith on the Board, and is therefore soliciting proxies to elect Anderson, Charles Schroeder III, Lyle Weismantel, Richard Hughes, Leslie Goodman, Eduardo Luna and James McDonald (the “Shareholder Nominees”) as directors of Genco at the Meeting.

Anderson recommends that Genco’s shareholders vote FOR the election of the Shareholder Nominees as directors of Genco.

YOUR VOTE IS VERY IMPORTANT TO THE FUTURE OF YOUR INVESTMENT IN GENCO. IF, AFTER READING THIS CIRCULAR, YOU AGREE THAT THE SHAREHOLDER NOMINEES WILL BETTER SERVE YOUR INTERESTS AS A SHAREHOLDER OF GENCO, PLEASE VOTE “FOR” THE ELECTION OF THE SHAREHOLDER NOMINEES ON THE ENCLOSED YELLOW FORM OF PROXY. YOU MAY DO THIS EVEN IF YOU HAVE PREVIOUSLY DEPOSITED A MANAGEMENT PROXY OR OTHER PROXY. A TIMELY DELIVERED AND LATER DATED YELLOW PROXY AUTOMATICALLY REVOKES THE EARLIER ONE. SEE “GENERAL PROXY INFORMATION – APPOINTMENT AND REVOCATION OF PROXIES”.

AS TIME IS OF THE ESSENCE, PLEASE DELIVER OR FAX YOUR PROXY IN ORDER FOR IT TO BE RECEIVED BY THE DEADLINE. PROXIES SHOULD BE RETURNED TO LAUREL HILL AT 366 BAY STREET, SUITE 200, TORONTO, ONTARIO M5H 4B2. PROXIES BEING SENT TO LAUREL HILL BY FAX SHOULD BE SENT TO (416) 646-2415. IF YOU ARE A NON-REGISTERED SHAREHOLDER PLEASE REFER TO THE INFORMATION UNDER “GENERAL PROXY INFORMATION – NON-REGISTERED SHAREHOLDERS” BELOW.

IN ORDER TO BE DEPOSITED WITH GENCO’S REGISTRAR AND TRANSFER AGENT IN TIME TO BE USED AT THE MEETING, YOUR YELLOW PROXY SHOULD REACH LAUREL HILL PRIOR TO 11:00 A.M. (VANCOUVER TIME) (BEING 2:00 P.M. (TORONTO TIME)) ON MONDAY, JUNE 23, 2008.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

The information concerning Genco contained in this Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities (including the Management Circular) and other public sources. Although Anderson has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records or other public sources are untrue or incomplete, Anderson does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and public sources, or for any failure by Genco to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Anderson. The address of Genco is Suite 550, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2.

Readers are directed to the Management Circular for disclosure of the information required to be disclosed under Form 51-102F5, but not contained herein.

All currency references in this Circular are in Canadian dollars unless indicated otherwise.

Certain statements contained in this Circular constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, however forward-looking statements may not include such terms. This Circular may contain forward-looking statements relating to Anderson, the Shareholder Nominees, Genco, future management or Genco’s future financial or operational performance. Such statements reflect Anderson’s current views with respect to future events and are based on the information reasonably available to Anderson today. These statements are subject to certain risks, uncertainties and assumptions. Many factors could cause Genco’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, competitive, political and regulatory factors, including changes in the price of precious metals. Except to the extent required by law, Anderson undertakes no obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

QUESTIONS AND ANSWERS

Q	Who is Anderson?

A

Anderson was a director of Genco from July 3, 2007 until May 21, 2008. He and his spouse Karen Anderson own 5 million or 12.2% of Genco’s outstanding common shares. Mr. and Mrs. Anderson have held most of these shares for more than three years and have never sold any of their Genco shares. Mr. and Mrs. Anderson purchased these shares from the open market, a private placement and the exercise of warrants. They did not obtain any shares through cheap option exercises, settlement of litigation or as bonus compensation.

AS GENCO’S LARGEST SHAREHOLDER AND AS AN INDIVIDUAL WHO DOES NOT RECEIVE EXECUTIVE COMPENSATION FROM GENCO, ANDERSON’S INTERESTS ARE CLOSELY ALIGNED WITH YOURS.

Anderson is an attorney who founded and owns two successful oil and gas production and leasing companies: Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson is a value investor and believes in operating businesses and implementing strategies for the long term. Anderson resigned from Genco’s board following the increase to the already excessive compensation of Gardner and Blankstein.

Q	Why is Anderson seeking to replace Gardner, Blankstein and Smith?

A	Anderson believes that Gardner, Blankstein and Smith need to be replaced for six main reasons:

	(1)	Genco’s La Guitarra Mine continues to produce substantially below announced expectations.

(2)

Gardner and Blankstein, by virtue of their powers arising from their consulting arrangements and dominance of Genco’s executive committee, have been primarily responsible for Genco’s poor financial and operating performance. They have been excessively compensated while Genco’s financial and operating performance has steadily deteriorated.

	(3)	Under the stewardship and instigation of Gardner, Blankstein and Smith, Genco entered into a distracting and odd material related party transaction, for which the benefit to Genco is uncertain.

	(4)	Genco has demonstrated poor corporate governance practices which are not aligned with best practice corporate governance guidelines.

	(5)	The Shareholder Nominees will bring a much needed new perspective to Genco’s Board and will help management and the Board stay focused on mine development at the La Guitarra property.

	(6)	Gardner, Blankstein and Smith, judging from their sustained and consistent selling of Genco shares in the open market, do not have the confidence in Genco’s future that shareholders should demand.

Anderson is not prepared to allow Genco’s mismanagement to continue. As a result, he is asking you to support his efforts to install new leadership on Genco’s board – leadership that will be aligned with your interests and prepared to implement required changes. Anderson believes the changes will contribute to an increased value for your investment.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Q	Is Genco’s current strategy working?

A

Anderson believes that a strategic review is warranted and that management and the Board should focus on La Guitarra development rather than be distracted by related party transactions. While there is some merit to Genco’s current mine development strategy, Anderson is not confident that Gardner, Blankstein and Smith are capable of successfully overseeing the execution of that strategy. Over the past three years, investors have watched as: (1) management’s own publicly stated production and development targets at the La Guitarra Mine have been missed repeatedly, (2) mine management has been substandard and without focus, and (3) the Company’s value has been depressed, all while Company resources have been increasingly directed to Gardner and Blankstein through excessive executive compensation, resulting in skyrocketing administrative expenses for a Company that has had to continually seek additional financing.

Q	Which nominees are better suited to maximize value for shareholders of Genco?

A

The Shareholder Nominees are experienced and highly regarded business leaders with the expertise, perspective and proven track record required to generate value for all shareholders. They are committed to acting aggressively to reverse Genco’s fortunes. Anderson and Schroeder have long track records as successful entrepreneurs, each having built multiple resource-based companies into highly profitable businesses, while Weismantel has extensive finance and strategic management experience.

In contrast, Gardner and Blankstein, while having launched a number of start-up companies, do not have the operational expertise that is necessary to successfully guide Genco through the next stage of its development into a mid-tier silver producer. They have not demonstrated the solid planning, execution and operational performance required if Genco is to raise additional capital on favourable terms.

Q	Why is Anderson only seeking to replace three of the Current Directors?

A

Anderson believes that Gardner and Blankstein are primarily responsible for Genco’s poor financial and operating performance, and that Smith has fully supported Gardner and Blankstein at the Board level. These three individuals also sit on additional public company boards together, including Andover Ventures Inc., the company involved in the conflicted related party transaction described below under “The Related Party Transaction”. Replacing these individuals is critical to allow the Board to properly exercise its oversight role and effectively execute Genco’s business strategy.

Anderson’s proposal provides for meaningful continuity at the Board level because Anderson is not seeking to replace Leslie Goodman, Richard Hughes, Eduardo Luna or James McDonald. Anderson believes these individuals bring diverse skills and experience to the Board and therefore their continued presence on the Board is valuable. To the extent that additional directors are required however, Anderson is confident that qualified replacements would be found in short order. Anderson believes that any disruption to Genco as a result of its efforts to effect change is far outweighed by the negative consequences to shareholders of continuing to accept the status quo.

Q	What colour proxy should I vote?

A

Only vote the YELLOW proxy and disregard any proxies you many receive from Genco’s management. Even if you have voted the management proxy and wish to change your vote, you can still do so by voting a new YELLOW proxy. The later dated proxy will supersede a previously completed proxy.

Q	Who should I call if I have additional questions?

A	If you have questions on voting your YELLOW proxy, please contact Anderson’s agent, Laurel Hill at 1-888-268-4498. Outside North America call collect: +1 (416) 637-4661.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

BACKGROUND TO THIS SOLICITATION

Anderson through his spouse, Karen Anderson, first acquired shares of Genco in 2005 and now holds a total of 5 million of Genco’s shares, which today represents 12.2% of Genco’s issued and outstanding shares. The shares are under the joint control and direction of Karen and James Anderson. The Andersons have never sold any Genco shares. The Andersons did not obtain any shares through cheap option exercises, settlement of litigation or as bonus compensation.

Anderson believes that Genco is a company with a world class silver deposit that has consistently and substantially performed below its true potential. By 2007, Anderson had become concerned about the financial and operating performance of Genco, approached the Board and requested that he be appointed as a director. On July 3, 2007, Anderson was formally appointed as a member of the Board. On joining the Board, Anderson soon learned that the Board was dominated by three directors: Robert Gardner, Gordon Blankstein and Brian Smith. Prior to the time that Anderson joined the Board and subsequently effected change to the Board’s committee structure, Gardner, Blankstein and Smith controlled every Board committee, which were comprised as follows:

Committee	Members
Executive Committee	Gardner Blankstein Gregory Liller (President, not a Board member)
Audit Committee	Gardner Smith Richard Hughes
Acquisitions Committee	Gardner Blankstein Leslie Goodman
Compensation Committee	Gardner Blankstein Richard Hughes
Corporate Governance Committee	Gardner Smith James McDonald

Anderson believes that Gardner and Blankstein, by virtue of their powers arising from their consulting arrangements and domination of Genco’s executive committee, are primarily responsible for Genco’s deteriorating financial and operating performance. Anderson believes that Gardner and Blankstein tend to treat Genco as their own private company, rather than as a public company whose management is accountable to its Board of Directors and, ultimately, to its public shareholders. During his brief tenure on the Board, Anderson observed that:

  Gardner and Blankstein acted together in a manner that hinders the Board’s due consideration of important corporate decisions;
  Gardner and Blankstein failed to take meaningful action to improve operations at Genco’s La Guitarra Mine;
  Gardner and Blankstein failed to take steps to ensure that publicly stated production or development targets are met;
  Gardner and Blankstein distracted attention from Genco’s key operations by negotiating and undertaking an odd related party transaction;
  Gardner and Blankstein acted to ensure that Genco pays them exorbitant executive compensation as well as exorbitant fees upon a merger; and
For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

  Smith fully supported Gardner and Blankstein in circumstances that Anderson believes negatively impacted Genco and its shareholders.

On May 21, 2008, Anderson finally resigned as director of Genco following his strong disapproval of $1 million in retroactive bonuses that Gardner and Blankstein had proposed to award to themselves ($500,000 for each) while they controlled the Board’s Compensation Committee. This was the last straw for Anderson on the heels of the dismal 2007 financial and production results and the curious Chief deal. The bonuses, described in more detail herein under the heading “Reasons for this Solicitation – Gardner and Blankstein are Overpaying Themselves at the Expense of Genco’s Shareholders”, were for performance in years where Genco’s financial and operating situation had dramatically deteriorated.

REASONS FOR THIS SOLICITATION

The primary purpose of this solicitation of proxies by and on behalf of Anderson is to seek the election of the Shareholder Nominees as directors at the Meeting rather than the Management Nominees as described under the heading “Election of Directors”.

Gardner and Blankstein are Responsible for Genco’s Increasingly Poor Operating and Financial Performance

Gardner and Blankstein have exercised a tremendous amount of influence over the management of Genco through their consulting arrangements and dominance of Genco’s executive committee. Increasingly, the financial performance of Genco has deteriorated, even as THE PRICE OF SILVER HAS SOARED BY 131% to US$14.76 at the end of December, 2007 from US$6.39 per ounce at the beginning of January 2005, based on the London daily fix.

A comparison of Genco’s operating results from the 2005 and 2007 fiscal years shows that:

			From December	From December
			31, 2005 Audited	31, 2007 Audited
			Financial	Financial
			Statements	Statements

•	SALES DECREASED:	13.56%	$7,187,026	$6,212,545

•	Net INCOME turned to a significant net loss, having DECREASED:	698%	$719,078	($5,738,367)

•	Genco’s retained earnings DEFICIT INCREASED:	128%	($5,640,889)	($12,871,648)

•	EARNINGS per share (basic) turned into a LOSS per share, having DECREASED:	633%	$0.03 per share	($0.16) per share

•	Administration EXPENSES INCREASED:	197%	$1,377,857	$4,085,402

•	Consulting and management FEES paid to directors and officers SOARED:	606%	$316,358	$2,232,006

•	Stock based COMPENSATION INCREASED:	359%	$270,262	$1,240,485

•	Mine PRODUCTION FAILED TO REACH THE TARGETED LEVEL OF 340 TONNES PER DAY:		126 tpd	162 tpd

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Certain of these trends can be represented graphically as follows:

While Gardner and Blankstein have directed Genco, the performance of Genco’s La Guitarra Mine in Mexico has consistently missed production targets, suffered from poor management, escalating expenses and a lack of an exploration and mine plan. Gardner and Blankstein have failed to come close to meeting their long stated production goal of 340 tonnes per day at the La Guitarra Mine. While he was a member of Genco’s Board, Anderson repeatedly pushed for improved mine management and an independent review by mining engineers, however Gardner and Blankstein refused to support these efforts.

Incredibly, Genco still lacks a comprehensive mine plan.

IF GARDNER AND BLANKSTEIN CANNOT IMPLEMENT THE RAMP UP OF THE COMPANY’S PRODUCTION FROM 150 TONNES PER DAY TO 340 TONNES PER DAY, HOW CAN THEY BE EXPECTED TO IMPLEMENT THE TRANSITION TO A MID-TIER PRODUCER WITH 5,000 TONNES PER DAY OF PRODUCTION? Based on past experience, what Gardner and Blankstein can be expected to do is to oversee continually escalating expenses and losses in an environment where the increasing price of silver makes that performance unacceptable.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Shareholders must also consider a dismal peer comparison, especially over the last 12 months. Genco’s share price dropped 52% in the year ended June 6, 2008, compared to an average decline of just 9.13% for a comparable peer group of 10 junior precious metals producers (as listed below the chart), and an increase of 29% in the value of mining shares generally, as measured by the TSX Global Mining Index. Meanwhile, the price of silver has risen by 26%. The poor performance illustrated by this comparison is particularly troubling given that Genco announced a significant expansion to its reserve and resource base during this period.

	June 6, 2007	June 6, 2008
Genco Shares	100 $4.08	48 $1.94
TSX Global Mining Index	100 98.86(2)	129 127.53
Silver, London Fix US$	100 $13.69	126 $17.19
10 Comparable Junior Miners(1) (calculated based on average change in share price)	100	91

Notes:

(1) The 10 junior precious metals producers referred to are: Alamos Gold Inc., Endeavour Silver Corporation, First Majestic Silver Corporation, Gammon Gold Inc., Golden Star Resources Ltd., Impact Silver Corporation, Red Back Mining Inc., SEMAFO Inc., Wesdome Gold Mines Inc. and Yamana Gold Inc.

(2) Note that the TSX Global Mining Index was launched on June 12, 2007, therefore the closing price indicated is the closing price on June 12, 2007 rather than June 6, 2007.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Gardner and Blankstein are Overpaying Themselves at the Expense of Genco and Its Shareholders

Gardner and Blankstein, who have other principal occupations, are extracting excessive compensation from the Company Based on the disclosure in the Management Circular, Genco is paying an aggregate of approximately $1.5 MILLION in consulting fees and bonuses OVER THE LAST TWO YEARS to Gardner and Blankstein.

Gardner and Blankstein established consulting contracts for excessive compensation in 2007 (backdated to October 1, 2006), when they controlled Genco’s Compensation Committee. EACH now has annual compensation as follows:

  base pay of US$144,000;
  a bonus of up to US$250,000 (including US$500,000 to be paid retroactively for 2006 and 2007, as discussed below under the heading “Retroactive Bonus Awards to Gardner and Blankstein”);
  a further bonus of 2% of Genco’s pre-tax income, which eventually could overshadow all else;
  a “merger” bonus if the Company is acquired of 1.5% of the increase in the Company’s market capitalization from October 1, 2006 to the date of the acquisition (which would equate to a combined bonus for both of $1,040,000 if Genco were sold at today’s depressed stock price); and
  stock options which included grants of options in 2006 and 2007 to purchase an aggregate of 487,850 shares, in the case of Blankstein, and 360,082 shares, in the case of Gardner.

Genco’s executive compensation expenses are significantly greater as a percentage of revenue than its competitors. In 2007, Genco’s stock based compensation expense was 19.97% of revenue while the average percentage of compensation expense to revenue for comparable(1) silver and/or gold producing companies was 4.20% . Similarly, Genco’s administrative expense in 2007 was an astounding 65.76% of revenue while the average of these comparables(1) was 9.77% . These numbers support Anderson’s conclusion that Genco is overpaying its executives for delivering continuing poor performance.

Again, graphs tell the story:

Note:

(1) The comparable companies referred to are: Alamos Gold Inc., Endeavour Silver Corporation, First Majestic Silver Corporation, Gammon Gold Inc., Golden Star Resources Ltd., Impact Silver Corporation, Red Back Mining Inc., SEMAFO Inc., Wesdome Gold Mines Inc. and Yamana Gold Inc.

Retroactive Bonus Awards to Gardner and Blankstein

Gardner and Blankstein appear to have used their controlling positions on Genco’s Compensation Committee to push through approvals of retroactive bonus payments to themselves under their October 1, 2006 Consulting Agreements. Under the terms of the original October 1, 2006 Consulting Agreement (the “Gardner Consulting Agreement”) between Genco and Gardner & Associates, Gardner’s law firm was to provide Gardner’s consulting services in exchange for remuneration of US$12,000 per month, a profit bonus of 4% of

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Genco’s annual net operating profit in the previous financial year, and an annual performance bonus of up to US$100,000, to be paid in cash or common shares. Even though Blankstein was not an executive officer, Blankstein was entitled to the same remuneration under the terms of a similar Consulting Agreement (the “Blankstein Consulting Agreement”). The terms of these agreements were first described in the management information circular delivered to shareholders in connection with Genco’s 2007 annual general meeting. The agreements were executed in 2007 but backdated to October 2006.

Upon review of Genco’s draft 2007 annual financial statements earlier this year while he was a member of Genco’s Board, Anderson discovered that the bonuses payable to Gardner and Blankstein were considerably in excess of the US$100,000 per annum set out in the two agreements which were previously disclosed. In response to Anderson’s requests for copies of the amended agreements and further explanation, Anderson was advised that the Gardner Consulting Agreement and the Blankstein Consulting Agreement had been amended to allow for an annual performance bonus of up to US$250,000, which amendment would apply retroactively to the 2006 and 2007 financial years, and that Anderson and the remaining members of the Board would not be permitted to vote upon the amended agreements. How Gardner and Blankstein could demand and accept such exorbitant “performance” bonuses in years where the Company’s financial performance was abysmal remains a mystery.

The fact that these amendments were not brought to the attention of Genco’s board in advance of their supposed approval by the Compensation Committee, which was dominated by Gardner and Blankstein at the time, provides an example of how Blankstein and Gardner have hindered the Board’s ability to diligently consider and approve major corporate decisions in advance of management acting in furtherance of those decisions.

Anderson commits that Genco will align Board compensation with industry practice if the Shareholder Nominees are elected.

The Related Party Transaction

Anderson believes that Gardner, Blankstein and Smith’s related party transaction with Andover Ventures Inc. (“Andover”) demonstrates behaviour which necessitates their removal from Genco’s Board. Gardner is Chairman of Andover, Blankstein and Smith are both members of its board of directors, and the three of them together directly and indirectly own a total of 6,313,102 common shares of Andover (representing approximately 15.34% of Andover’s total outstanding shares), 300,000 options and 3,931,550 warrants.

In 2008, Genco’s independent directors learned for the first time that Gardner and Blankstein had been investigating and negotiating for the purchase of control of Chief Consolidated Mining Company (“Chief”) for the previous two years. The deal being negotiated was a purchase of 65% of the common shares of Chief by Genco for cash consideration of US$4.9 million, and subsequent flip of the Chief shares to Andover. Ultimately, the transaction would leave Genco holding a significant position in Andover in return for its US$4.9 million investment.

When the negotiations were disclosed to the Board, the non-conflicted directors were led to believe that there was a third party interested in purchasing the Chief shares at a much higher price and that the Board had a very short period of time to make a decision on whether to proceed. Anderson assumed that even though it was contemplated that Genco would negotiate a sale of the shares to Andover, if an acceptable offer from Andover was not negotiated, Genco would be free to either keep the Chief shares or sell them to a third party. On this basis, at a meeting on March 12, 2008 Anderson voted with the other members of the Board to approve the purchase of the shares from Chief and for the non-conflicted directors to commence negotiations to sell the shares to Andover.

On March 14, 2008, Gardner issued a press release disclosing that Genco had purchased the Chief shares and that Genco was in negotiations to sell the shares to Andover. This press release announced the terms of the sale of the shares to Andover, even though these terms had not been approved by the non-conflicted members of the Board. On March 17, 2008, Gardner issued a press release on behalf of Andover which similarly announced the terms of the sale of Genco’s shares of Chief to Andover.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Following the March 14, 2008 Board meeting, Anderson made repeated attempts to cause Gardner, as Genco’s Chairman, to call a meeting of the non-conflicted directors to consider the transaction. Gardner did not do so, and Anderson eventually called a meeting of the non-conflicted directors on his own so that they could property consider the matter. Anderson later learned that the confidentiality and non-disclosure agreement that Blankstein had signed on behalf of Genco with Andover, without the prior approval of the non-conflicted members of the Board, contained provisions that essentially obligated Genco to sell the Chief shares to Andover rather than any third party. Anderson also later learned that the third party interest in the Chief shares was at a much lower price than he was previously told. Had he originally been informed that Genco would be legally bound to sell the Chief shares only to Andover, and that the third party interest in the Chief shares was at a lower price, Anderson would not have approved the transaction.

Confronted with limited resale options, the non-conflicted members of the Board took over negotiations with Andover, and on May 27, 2008 Genco disclosed that the non-conflicted members of the Board were eventually able to negotiate a better deal than Gardner and Blankstein had originally proposed. Genco obtained rights to receive its cash back plus costs, interest and Andover shares in exchange for its interest in Chief, rather than simply Andover shares as had been previously proposed by Gardner and Blankstein. Anderson believes, based on after acquired information, that it would have been better for Genco to avoid this related-party transaction altogether, as the benefit of this portfolio holding is uncertain and does not fit with Genco’s desired strategy of using its cash, and its management’s time and effort, to develop the La Guitarra Mine.

Throughout the deliberations and negotiations relating to the Chief/Andover transaction, Gardner and Blankstein provided information that was unreliable and disregarded transparency and good corporate governance practices. Entering into negotiations relating to a deal in which Gardner and Blankstein had a conflict of interest without prior disclosure to the Board was contrary to Genco’s Code of Ethics. The transaction was not considered by Genco’s formal Acquisitions Committee (composed of Gardner, Blankstein and independent director Leslie Goodman), Gardner, as Chairman of the Board, ignored repeated attempts by Anderson to assemble the non-conflicted directors to consider the deal, and he publicly announced terms of the deal prior to such terms being approved by the Board.

Anderson commits that Genco will avoid distracting related party transactions if the Shareholder Nominees are elected.

Poor Governance Practices at Genco

The related party transaction with Andover is just one of many examples of Genco’s poor corporate governance practices. As disclosed in the Management Circular, Genco is not aligned with many of the best practice corporate governance guidelines established by the Canadian Securities Administrators. For example: (1) the Chairman is not independent; (2) there is no independent lead director; (3) no compensation consultant or advisor was retained to assist in determining compensation for any of Genco’s directors and officers; (4) the Board has not adopted a written mandate or code; (5) there is no written description of the positions of Chairman, Chief Executive Officer or Chair of any Board committee; (6) Genco does not hold regularly scheduled meetings of independent directors, and until Anderson arranged meetings of the independent directors to consider the Andover transaction, the Company had not held any meetings without non-independent directors or management since the beginning of the 2007 fiscal year; (7) the Board has not appointed a nominating committee composed entirely of independent directors; (8) the Board had not appointed a compensation committee composed entirely of independent directors; and (9) no formal procedure has been established to regularly assess the Board, its committees or individual directors with respect to their effectiveness and contributions.

Prior to the time that Anderson joined the Board and pushed for change, Gardner, Blankstein and Smith controlled all five of the Board committees, as detailed above under the heading “Background to this Solicitation”. Anderson succeeded in obtaining greater representation on the committees by the other independent members of the Board.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Anderson believes poor governance practices are dangerous and impede successful business activities. He commits that Genco will align its governance practices with the standards established by the Canadian Securities Administrators if the Shareholder Nominees are elected.

The Shareholder Nominees Will Focus on Mine Development and Bring a Much Needed New Perspective To Genco’s Board

Anderson believes that Genco has the potential to become a world class silver producer, but that it desperately needs new thinking and a new perspective. Continuing the status quo is unacceptable. Anderson believes that allowing Gardner, Blankstein and Smith to continue to control the execution of Genco’s existing strategic plan will only bring shareholders more losses, missed production goals and related party transactions of doubtful benefit to Genco.

The Shareholder Nominees have extensive experience that will prove critical in supporting Genco’s transition into a mid-tier silver producer. Both Anderson and Charles Schroeder are experienced entrepreneurs who have built and operated successful resource-based companies, and Weismantel brings a depth of experience in the finance industry that will prove to be valuable to the Board.

The Shareholder Nominees are established business leaders who have the expertise and track record required to successfully build Genco’s shareholder value. Anderson is confident that this group of highly qualified nominees will bring new perspective and effective leadership to Genco.

Anderson’s Plan for Genco

Despite the poor execution of its strategic plan that has plagued Genco over the past few years, Anderson strongly believes that Genco’s business is fundamentally sound and that, with the right leadership, Genco can improve operations, raise the capital needed for expansion on favourable terms and increase shareholder value. If the Shareholder Nominees are elected, they will focus on achieving these objectives by becoming immediately and actively involved in overseeing a complete review of Genco’s business and strategy.

As an immediate priority, Anderson expects that following the Meeting and election of the Shareholder Nominees, the Board would initially focus on:

  hiring independent mining engineers to review operations at the La Guitarra Mine and recommend methods for improvement so that production at the mine can be increased to management’s previously stated goal of 340 tonnes per day, which will facilitate the fundraising needed for the planned 5,000 tonnes per day of production;

  completing the long overdue mine plan and feasibility study for the La Guitarra Mine;

  controlling and reducing executive compensation and other administrative expenses;

  improving Genco’s overall corporate governance practices; and

  strictly enforcing adherence to Genco’s Code of Ethics.

Anderson believes that the Board should work to improve operational performance at Genco’s key asset, the La Guitarra Mine, in the short term, which is essential to implement Genco’s longer term strategy. Further, Anderson believes that the Shareholder Nominees are better positioned to improve strategy and execution than a Board dominated by Gardner, Blankstein and Smith.

Election of the Shareholders Nominees is critical to ensure the Board can effectively execute its strategy and build the value of the Company.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Anderson Buys Genco Shares; Gardner, Blankstein and Smith Sell Genco Shares

Anderson has a long-term investment horizon and a significant financial interest in enhancing shareholder value at Genco. Since 2005, he and his wife acquired their Genco shares in the open market, in a private placement financing and through the exercise of warrants; they did not obtain shares through cheap option exercises, settlement of litigation or as bonus compensation. Anderson and his wife have never sold any of their Genco shares, but Gardner, Blankstein and Smith have sold a significant number of Genco shares over an extended period of time, suggesting they do not have the confidence in Genco that shareholders should demand.

Public insider filings show that since January 1, 2006, Gardner, Blankstein and Smith have collectively sold more than 800,000 Genco shares, with a combined value of more than $1.8 million, in approximately 140 open market transactions. Their selling overwhelms their rare and minor open market stock purchases. A list of these transactions as disclosed on SEDI at www.sedi.ca is summarized in Appendix A to this Circular.

The significant open market sales of Genco shares by Gardner, Blankstein and Smith show a lack of confidence in Genco. They don’t deserve your support.

Anderson’s Proposal Allows for Significant Continuity at the Board Level

Anderson firmly believes that significant change is required at Genco. He also recognizes the value of maintaining continuity at the Board level. Anderson is seeking to replace three of the seven Current Directors and does not propose to replace Messrs. Goodman, Hughes, Luna and McDonald, all of whom possess valuable insight, experience and talents. Anderson sincerely hopes that these individuals will choose to remain in place and work with the Shareholder Nominees for the benefit of Genco and its shareholders. Should any of Messrs. Goodman, Hughes, Luna or McDonald not wish to continue with Genco following the Meeting, Anderson is confident that qualified replacements could be located and retained on an expedited basis.

Anderson’s proposal to replace the three directors who are impeding the Board’s ability to make effective decisions is designed to minimize any disruption while creating a more effective Board. Anderson believes that any disruption to Genco as a result of its efforts to effect change is far outweighed by the consequences to shareholders of accepting the status quo.

ELECTION OF DIRECTORS

Current Directors

The current board is comprised of Robert C. Gardner (Chairman), W. Gordon Blankstein, Brian R.D. Smith, Leslie D. Goodman, Richard W. Hughes, Eduardo Luna, and James M. McDonald. The Management Circular of Genco states that management of Genco proposes to nominate these same individuals for election as directors of Genco for the ensuing year. According to the Management Circular, each director elected will hold office until the next Annual General Meeting or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with Genco’s Articles or the director becomes disqualified to act as a director.

Shareholder Nominees

In place of Gardner, Blankstein and Smith, Anderson proposes to nominate himself, Charles Schroeder, III and Lyle Weismantel for election as directors at the Meeting. As set forth under “Reasons for this Solicitation” above, Anderson believes that these individuals and the remaining Shareholder Nominees have the professional experience and track record to provide Genco with the leadership and strategic direction necessary to improve Genco’s performance and shareholder returns. Details on the residence, principal occupation and number of shares owned or controlled by Messers. Anderson, Schroeder and Weismantel are as follows:

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Number of Common
Shares of Genco
Beneficially Owned or
Name of Nominee and Residence(1)	Principal Occupation(2)	Controlled(3)

JAMES R. ANDERSON Sioux Falls, South Dakota	Owner and Chief Executive Officer, Tennessee Eastern Gas & Oil Co. and Southwestern Mineral Leasing Co.	5,000,000(4)

CHARLES SCHROEDER, III Abilene, Texas	Owner and Chief Executive Officer, Chisholm Exploration, Inc. and Chisholm Operating, Inc.	Nil

LYLE WEISMANTEL Spicer, Minnesota	Director, Bremer Bank since 2005, formerly the President and Chief Executive Officer of a Bremer Bank since 1995.	110,375

Notes:

(1)	Other than Anderson, none of the nominees has been or is currently a director of Genco, nor do any of the nominees hold any other position or office with Genco or any of its affiliates.

(2)

The principal occupations of Messers. Anderson, Schroeder and Weismantel for the past five years are described more fully under the heading “Shareholder Nominee Profiles”. Except as indicated, these individuals have held the same occupation or employment for the five preceding years.

(3)

Represents the number of common shares of Genco beneficially owned by the nominee or over which the nominee, his associates or affiliates exercises control or direction as of the date hereof. The statement as to ownership, control and direction is, in each instance, based upon information furnished by the nominee.

(4)	This represents approximately 12.2% of the outstanding common shares of Genco. These shares are owned by Karen S. Anderson, Anderson’s spouse.

Shareholder Nominee Profiles

Further background information with respect to the Shareholder Nominees is set forth below:

James R. Anderson

Anderson is the founder, sole shareholder and Chief Executive Officer of Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson’s two companies conduct business in eight states across the United States and are involved in oil and gas exploration and production, and the purchase and leasing of mineral land. Anderson earned a Bachelor of Science Business degree in 1971 and a Juris Doctor degree in Law in 1974, both from the University of Minnesota, after which he practised as a general commercial litigator up until 2004. Anderson served on Genco’s Board from July 3, 2007 until May 21, 2008. As a successful entrepreneur and Genco’s largest shareholder, Anderson will strengthen Genco’s Board and bring a much needed drive to improve long-term shareholder value.

Charles Schroeder, III

Charles Schroeder, III is a geologist and entrepreneur who founded and built two successful oil and gas exploration and production companies: Chisholm Exploration, Inc. and Chisholm Operating, Inc. Mr. Schroeder has extensive experience in taking a company from a junior exploration stage into a profitable and mature production stage, which will be valuable given Genco’s current stage of development and goal of becoming a mid-tier silver producer. Mr. Schroeder has two Bachelor of Science degrees from Hardin-Simmons University in Education and Geology, awarded in 1978 and 1981 respectively, and worked for multiple resource based companies prior to establishing his two companies. Mr. Schroeder has been featured in the London Times, in a Discovery Channel documentary, and on ABC’s “Nightline”. Mr. Schroeder has served on numerous boards of directors, and served as Vice President of the Abilene Geological Society.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Lyle Weismantel

Lyle Weismantel has over 40 years experience in the banking industry and 21 years experience as a President and Chief Executive Officer. Most recently, Mr. Weismantel served as President and Chief Executive Officer of a Bremer Bank in Minnesota for 10 years, where he was the recipient of an award for superior corporate leadership. Mr. Weismantel continues to serve on the board of directors of Bremer Bank and is actively involved in his community, sitting on the board of directors of a number of community-based organizations. Mr. Weismantel was awarded a Bachelor of Science degree from South Dakota State University in 1965, and graduated from the Stonier Graduate School of Banking in 1976. Mr. Weismantel will bring considerable finance and strategic management expertise to Genco’s Board.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

In addition to the election of directors, Shareholders are being asked by management of Genco to vote on the following motions at the Meeting:

  to set the number of directors at seven;

  to appoint Cinnamon Jang Willoughby & Company, Chartered Accountants, as the Company’s auditor and to authorize the Board to approve the auditor’s remuneration;

  ratifying and approving the Company’s stock option plan and authorizing the Board to further amend the plan as may be required by securities regulatory authorities without further shareholder approval; and

  authorizing the issuance of up to 561,915 common shares to Gardner, Blankstein, Greg Liller (Genco’s President and Chief Executive Officer), and Wayne Moorhouse (Genco’s Chief Financial Officer) as payment of their bonuses for the 2006 and 2007 financial years.

Anderson and his spouse intend to vote their 5,000,000 shares “For” each of these motions.

Anderson is troubled by the motion to approve the issuance of $1 million worth of Genco’s shares as payment of Gardner and Blankstein’s bonuses for the 2006 and 2007 financial years because he believes that these amounts are grossly excessive given the dismal performance of the Company during those years.

Anderson is investigating the enforceability of Gardner and Blankstein’s amended consulting agreements and believes that these amounts should not be paid. If it is concluded that Genco is legally bound to pay these bonuses to Gardner and Blankstein, it would be a significant drain on the Company’s cash resources. As a result, if the bonuses must be paid, Anderson would prefer that the Company have the flexibility to pay them in common shares rather than cash. Anderson therefore intends to vote “For” the motion to approve the issuance of shares as payment of these bonuses so that the Company has the flexibility to do so if it is concluded that the amended consulting agreements are legally binding.

Recommendation to Genco’s Shareholders

Anderson recommends that Genco’s shareholders vote FOR the election of the Shareholder Nominees at the Meeting.

Anderson makes no recommendation as to whether shareholders should approve the other matters to be considered at the Meeting, however Anderson’s representatives named in the enclosed YELLOW form of proxy intend to cast the votes represented by such proxy FOR all of the matters to be considered at the

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Meeting, unless you direct that the common shares represented thereby be withheld from voting or voted against any of those matters, in which case the shares will be voted accordingly.

It is not contemplated that any of the Shareholder Nominees will be unable to serve as a director. However, if that shall occur for any reason prior to the Meeting, Anderson’s representatives named in the enclosed YELLOW form of proxy intend to cast votes represented by such proxy for another nominee at their discretion unless you have specified in your proxy that your common shares are to be withheld from voting on the election of directors.

Beneficial Ownership of Securities of Genco

Anderson’s spouse, Karen S. Anderson, beneficially owns 5,000,000 common shares of Genco as of the date hereof, representing approximately 12.2% of Genco’s issued and outstanding shares. During the preceding two years, none of Anderson or his associates or affiliates have traded securities of Genco, except for the exercise by Karen Anderson of warrants to purchase 1,503,375 Genco shares on March 13, 2007.

Interests in Material Transactions of Genco

To the knowledge of Anderson, none of Anderson (nor either of Charles Schroeder or Lyle Weismantel) nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction since the commencement of Genco’s last financial year, or in any proposed transaction which has materially affected or would materially affect Genco or any of its subsidiaries (except to the extent described elsewhere in this Circular).

Contracts or Arrangements in Connection with Genco

Except as described elsewhere in this Circular, to the knowledge of Anderson, there have been no contracts, arrangements or understandings entered into by Anderson (or the other Shareholder Nominees) or any associate or affiliate of any such persons, with any person in respect of securities of Genco including joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies, future employment by Genco or any of its affiliates, or future transactions to which Genco or its affiliates will be a party.

Interests in the Matters to be Acted Upon at the Meeting

To the knowledge of Anderson derived solely from the Management Circular, the only matters to be acted upon at the Meeting are the matters referred to in the Management Circular. Neither Anderson nor any of his associates or affiliates has any material interest in the matters to be acted upon at the Meeting, other than in respect of their ownership or control of securities of Genco described elsewhere in this Circular, and the nomination of the Shareholder Nominees as directors.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation by Anderson and on his behalf of proxies for use at the Meeting to be held at 11:00 a.m. (Vancouver time) on Thursday, June 26, 2008, and at any adjournment or postponement thereof. Proxies may be solicited by mail, telephone, fax or other electronic means and in person, as well as by newspaper or other media advertising.

In addition, Anderson has retained Laurel Hill Advisory Group, LLC (“Laurel Hill”) to assist in the solicitation of proxies. Anderson will pay to Laurel Hill, depending on certain conditions, a fee of up to Cdn$150,000 plus related expenses for its services if the Shareholder Nominees are elected as directors at the Meeting, or if there is a negotiated settlement between the parties seven days prior to the Meeting. The costs incurred in the preparation and mailing of this Circular and the solicitation will be borne by Anderson. However, Anderson may determine to seek reimbursement from Genco of his out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with the proxy contest to reconstitute Genco’s board.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Other than as contemplated or disclosed herein, no person is authorized to give information or to make any representations relating to the matters contemplated by this Circular other than those contained in this Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

Record Date and Voting Common Shares

Genco has announced that the record date for determining shareholders entitled to notice of the Meeting was May 22, 2008. For purposes of the Meeting, Genco prepared a list of shareholders who were registered on its records or the records of its transfer agent, Computershare Investor Services Inc., at the close of business on the record date. Only shareholders of record on the record date are entitled to receive notice of the meeting and to vote those shares registered in such shareholder’s name on the record date.

Appointment and Revocation of Proxies

Anderson’s representatives named as proxyholders in the enclosed YELLOW form of proxy are Anderson, and failing him Anderson’s legal counsel, Cameron G. Belsher of McCarthy Tétrault LLP. A shareholder wishing to appoint some other person (who need not be a shareholder of Genco) to represent him, her or it at the Meeting has the right to do so, either by striking out the names of the persons named in the YELLOW form of proxy and inserting such other person’s name in the blank space provided in the accompanying YELLOW form of proxy or by completing another proper form of proxy.

Shareholders should carefully complete and sign their proxies in accordance with the instructions on the YELLOW form of proxy in order to ensure that their proxies can be used at the Meeting. Please telephone, internet or fax your YELLOW proxy in accordance with the instructions on the YELLOW proxy. IN ORDER TO BE DEPOSITED WITH GENCO’S REGISTRAR AND TRANSFER AGENT IN TIME TO BE USED AT THE MEETING, YOUR PROXY MUST REACH LAUREL HILL PRIOR TO 11:00 A.M. (VANCOUVER TIME) (BEING 2:00 P.M. (TORONTO TIME)) ON MONDAY, JUNE 23, 2008.

Proxies received by Laurel Hill in accordance with the foregoing will be delivered to Genco or its agent in time for use at the Meeting. YOU MAY REVOKE A PROXY ALREADY GIVEN PURSUANT TO THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF GENCO RESOURCES LTD. PURSUANT TO THE MANAGEMENT CIRCULAR BY COMPLETING AND DELIVERING A LATER DATED YELLOW PROXY. A LATER DATED YELLOW FORM OF PROXY AUTOMATICALLY REVOKES ANY AND ALL PRIOR PROXIES GIVEN IN CONNECTION WITH THE MEETING.

Shareholders needing assistance completing and returning a proxy can call Laurel Hill toll free at 1-888-268-4498.

In addition, a shareholder who has given a proxy may revoke such proxy by depositing an instrument in writing signed by the shareholder or the shareholder’s attorney authorized in writing, in the case of a corporation, executed by a duly authorized officer or attorney for the corporation, and either delivered at the registered office of the Company at Northwest Law Group (attn: Michael F. Provenzano), Suite 950, Scotia Tower, 650 West Georgia Street, Box 11587, Vancouver, B.C. V6B 4N8, Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or provided at the Meeting to the Chair of the Meeting.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Registered Shareholders

If you are a registered shareholder of Genco (meaning the shares are held by you directly and not by your broker or other intermediary), you should follow the procedures set out in the enclosed YELLOW form of proxy and as set out below. As a shareholder, you likely received a form of proxy with the Management Circular and you received a second proxy form (in YELLOW) with this Circular. Even if you have already submitted the form of proxy that accompanied the Management Circular, you may submit the YELLOW form of proxy enclosed with this Circular. Your later dated YELLOW form of proxy will thereby automatically revoke the proxy that you have previously submitted.

IF YOU ARE A REGISTERED HOLDER OF GENCO SHARES:

Please sign, and date the enclosed YELLOW form of proxy (if you are a shareholder) and return it today, by fax and then in enclosed self addressed envelope, to Laurel Hill at:

366 Bay Street, Suite 200, Toronto, Ontario M5H 4B2

Toll Free: 1-888-268-4498
or
Fax: (416) 646-2415
Outside North America Call Collect: +1 (416) 637-4661

To allow sufficient time for the proxy to be delivered for the use at the Meeting, we urge you to sign, date and return your proxy so that it is received before 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on Monday, June 23, 2008.

To ensure we get your proxy in time to vote your Genco shares at the Meeting, please fax your YELLOW proxy. However if you are unable to fax please mail your YELLOW proxy in the prepaid self addressed envelope provided. If you support the Shareholder Nominees, then DO NOT RETURN ANY OTHER PROXY BUT THE YELLOW PROXY. Even if you have already submitted the form of proxy that accompanied the Management Circular, you may submit the YELLOW form of proxy enclosed with this Circular. Assuming timely delivery, your later dated YELLOW form of proxy will thereby automatically revoke the proxy that you have previously submitted.

The YELLOW proxy solicited on behalf of Anderson will be voted in accordance with the instructions specified by you therein. In the absence of such specification, common shares represented by a YELLOW proxy will be voted FOR the election of the Shareholder Nominees.

Non-Registered Shareholders

Only registered shareholders of Genco, or the persons they appoint as their proxies (including the representatives of Anderson), are entitled to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either (i) in the name of an intermediary (each an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares of Genco (Intermediaries include banks, trust companies, securities dealers or brokers, and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a depository (such as CDS Clearing and Depository Services Inc. in Canada or The Depositary Trust Company in the United States).

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward meeting materials to Non-Registered Holders. Generally, Non-Registered Holders will either:

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

(i)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non- Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the YELLOW form of proxy provided and submit it to Laurel Hill by fax at (416) 646-2415. The Non-Registered Holder should contact Laurel Hill toll free at 1-888-268-4498 for assistance in ensuring that the enclosed YELLOW form of proxy is appropriately completed and properly voted in accordance with the instructions of the Non-Registered Holder; or

(ii)

more typically, Non-Registered Holders will receive a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions. Non-Registered Holders should follow the instructions provided on the voting instruction form, using one of the described voting methods provided, to vote their common shares.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares of Genco they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the YELLOW proxy and insert the Non-Registered Holder or such other person’s name in the blank space provided. In any case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy (or any proxy authorization form) is to be delivered.

A Non-Registered Holder CANNOT use the voting instruction form or proxy provided by Genco, Anderson, an Intermediary or Broadridge Financial Solutions, Inc. (“Broadridge”) to vote common shares of Genco at the Meeting without taking additional steps.

A Non-Registered Holder may revoke a form of proxy or voting instruction form given to an Intermediary or Broadridge at any time by written notice to the Intermediary in accordance with the instructions given to the Non-Registered Holder by its Intermediary. A Non-Registered Holder should contact Laurel Hill at the telephone number set out above for assistance in insuring that forms of proxy or voting instructions previously given to an Intermediary or Broadridge are properly revoked.

IF YOU ARE A NON-REGISTERED (BENEFICIAL) OWNER:

To allow sufficient time for the proxy to be delivered for use at the Meeting, please sign, date and return your proxy or voting instruction form today pursuant to your intermediary’s instructions. It is important that you act promptly.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and these materials have been sent directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Voting of Common Shares Represented By Proxy

Genco’s common shares represented by properly executed YELLOW proxies solicited by Anderson will be voted “FOR”, “AGAINST” or “WITHHELD FROM VOTING” in accordance with the instructions of the applicable shareholder on any ballot that may be called for at the Meeting, or any adjournment or postponement thereof, and where the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the common shares represented by such proxies will be voted in accordance with the specification so made. In the absence of such specification, such common shares will be VOTED FOR the election of the Shareholder Nominees and FOR the other matters identified therein.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

The enclosed YELLOW form of proxy confers discretionary authority upon the proxyholders named therein to vote in the judgment of such persons in respect of amendments or variations, if any, to matters identified in the notice of Meeting and other matters, if any, which may properly come before the Meeting. As at the date hereof, Anderson is not aware of any such amendments, variations or other matters to be presented for action at the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, Genco’s common shares represented by YELLOW proxies will be voted on such matters in accordance with the best judgment of the proxyholder.

Anderson recommends that Genco’s shareholders vote FOR the election of the Shareholder Nominees.

PRINCIPAL SHAREHOLDERS OF GENCO

As of the date of this Circular, to the knowledge of Anderson, Anderson is the only the person that beneficially owns, directly or indirectly, or exercises control or direction over, common shares of Genco carrying more than 10% of the voting rights attached to all of the issued and outstanding common shares of Genco.

ADDITIONAL INFORMATION

Additional information concerning Genco and the Meeting is set forth in the Management Circular, including information concerning voting securities, executive compensation, securities authorized for issuance under equity compensation plans and indebtedness of directors and executive officers, and on SEDAR at www.sedar.com. Financial information regarding Genco is provided in its comparative financial statements and management’s discussion and analysis for its most recently completed financial year, which can be found on SEDAR at www.sedar.com.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

APPROVAL

Information contained herein, unless otherwise indicated, is given as of the date hereof. The contents and sending of this Circular have been approved by Anderson.

June 9, 2008

“James R. Anderson”
JAMES R. ANDERSON

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

Appendix A

List of Trades in Genco Shares by Gardner, Blankstein and Smith

(as disclosed on SEDI at www.sedi.ca)

	Open Market Transactions, Since January 2006
Summary	Transactions	(Net Sale-shares)	(Net Sale Value)
Gardner	73	(373,000)	$(736,950)
Blankstein	52	(318,700)	$(823,587)
Smith	18	(131,496)	$(306,267)
Totals	143	(823,196)	$(1,866,804)

ROBERT GARDNER

	Date	(Sell)	Buy	Price $	(Sell Value) $	Buy Value $
1	3-Jan-06	(3,000)		1.64	(4,920)
2	24-Jan-06	(2,000)		2.00	(4,000)
3	26-Jan-06	(2,500)		2.14	(5,350)
4	27-Jan-06	(2,500)		2.25	(5,625)
5	27-Jan-06	(3,000)		2.29	(6,870)
6	27-Jan-06	(2,500)		2.39	(5,975)
7	27-Jan-06	(4,500)		2.30	(10,350)
8	27-Jan-06	(3,500)		2.34	(8,190)
9	27-Jan-06	(10,000)		2.25	(22,500)
10	27-Jan-06	(3,000)		2.30	(6,900)
11	30-Jan-06	(8,500)		2.50	(21,250)
12	30-Jan-06	(5,000)		2.59	(12,950)
13	31-Jan-06	(5,000)		2.50	(12,500)
14	31-Jan-06	(10,000)		2.55	(25,500)
15	1-Feb-06	(1,000)		2.57	(2,570)
16	1-Feb-06	(5,000)		2.15	(10,750)
17	2-Feb-06	(10,000)		2.21	(22,100)
18	3-Feb-06	(11,500)		2.03	(23,345)
19	6-Feb-06	(5,000)		2.16	(10,800)
20	6-Feb-06	(3,000)		2.17	(6,510)
21	6-Feb-06	(2,000)		2.20	(4,400)
22	6-Feb-06	(2,600)		2.24	(5,824)
23	6-Feb-06	(2,000)		2.14	(4,280)
24	6-Feb-06	(3,000)		2.06	(6,180)
25	6-Feb-06	(3,000)		2.18	(6,540)
26	7-Feb-06	(1,900)		2.10	(3,990)
27	7-Feb-06	(5,000)		2.25	(11,250)
28	7-Feb-06	(5,000)		2.15	(10,750)
29	9-Feb-06	(3,000)		2.20	(6,600)
30	9-Feb-06	(3,000)		2.21	(6,630)
31	9-Feb-06	(5,000)		2.23	(11,150)
32	10-Feb-06	(8,000)		2.20	(17,600)
33	20-Feb-06	(3,000)		2.28	(6,840)

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

34	27-Feb-06	(4,500)		2.19	(9,855)
35	2-Mar-06	(3,000)		2.29	(6,870)
36	2-May-06	(3,000)		2.35	(7,050)
37	3-May-06	(2,200)		2.53	(5,566)
38	3-May-06	(800)		2.55	(2,040)
39	4-May-06	(3,000)		2.45	(7,350)
40	9-May-06	(3,000)		2.49	(7,470)
41	23-Jun-06	(7,000)		1.73	(12,110)
42	23-Jun-06	(5,000)		1.76	(8,800)
43	28-Jun-06	(10,000)		1.66	(16,600)
44	28-Jun-06	(10,000)		1.66	(16,600)
45	29-Jun-06	(5,000)		1.70	(8,510)
46	30-Jun-06	(500)		1.80	(900)
47	30-Jun-06	(5,000)		1.78	(8,900)
48	30-Jun-06	(5,000)		1.75	(8,750)
49	30-Jun-06	(5,000)		1.70	(8,500)
50	4-Jul-06	(5,000)		1.81	(9,040)
51	4-Jul-06	(5,000)		1.80	(9,005)
52	5-Jul-06	(3,000)		1.84	(5,520)
53	6-Jul-06	(5,000)		1.80	(9,000)
54	3-Aug-06	(2,500)		1.88	(4,700)
55	3-Aug-06	(2,000)		1.85	(3,700)
56	3-Aug-06	(5,000)		1.80	(9,000)
57	21-Sep-06	(114,000)		1.61	(183,540)
58	21-Sep-06	(5,000)		1.62	(8,100)
59	13-Nov-06	(3,500)		2.20	(7,700)
60	16-Nov-06	(4,000)		2.28	(9,120)
61	26-Jun-07		200	3.53		705
62	26-Jun-07		4000	3.57		14,280
63	26-Jun-07		5000	3.60		18,000
64	27-Jun-07		4300	3.55		15,265
65	11-Jul-07	(5,000)		4.28	(21,400)	-
66	11-Jul-07	(5,000)		4.26	(21,300)	-
67	11-Jul-07	(3,500)		4.25	(14,875)	-
68	10-Aug-07		5000	3.50		17,500
69	10-Aug-07		5000	3.45		17,250
70	10-Aug-07		5000	3.40		17,010
71	25-Sep-07	(5,000)		3.61	(18,050)
72	26-Sep-07	(5,000)		3.60	(18,000)
73	26-Sep-07	(5,000)		3.61	(18,050)
Totals		(401,500)	28,500		(836,960)	100,010
Net Buy
(Sell)		(373,000)			(736,950)

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

GORDON BLANKSTEIN

	Date	(Sell)	Buy	Price $	(Sell Value)	Buy Value
1	24-Jan-06	(50,000)		2.00	(100,000)
2	24-Jan-06	(25,000)		2.03	(50,750)
3	24-Jan-06	(10,000)		2.04	(20,400)
4	30-Jan-06	(15,000)		2.04	(30,600)
5	9-May-06	(10,000)		2.46	(24,600)
6	15-May-06	(8,000)		2.25	(18,000)
7	15-May-06	(2,000)		2.28	(4,560)
8	2-Jun-06	(5,000)		1.98	(9,900)
9	2-Jun-06	(5,000)		1.98	(9,900)
10	29-Jun-06	(700)		1.72	(1,204)
11	29-Jun-06	(25,000)		1.70	(42,500)
12	14-Jul-06		20,000	1.68	-	33,600
13	26-Jul-06	(10,000)		1.64	(16,400)
14	9-Aug-06	(1,200)		1.80	(2,160)
15	12-Oct-06	(8,400)		1.75	(14,700)
16	12-Oct-06	(1,600)		1.73	(2,768)
17	13-Oct-06	(1,000)		1.77	(1,770)
18	13-Oct-06	(4,000)		1.73	(6,920)
19	19-Oct-06	(5,000)		1.75	(8,750)
20	23-Oct-06	(5,000)		1.80	(9,000)
21	12-Dec-06	(1,000)		2.85	(2,850)
22	14-Dec-06	(8,000)		2.70	(21,600)
23	19-Dec-06	(30,000)		2.61	(78,300)
24	15-Jan-07	(1,200)		2.75	(3,300)
25	15-Jan-07	(18,800)		2.70	(50,760)
26	13-Mar-07	(10,000)		3.26	(32,600)
27	14-Mar-07	(5,000)		3.25	(16,250)
28	14-Mar-07	(2,500)		3.14	(7,850)
29	14-Mar-07	(5,000)		3.25	(16,250)
30	20-Mar-07	(2,500)		3.14	(7,850)
31	21-Mar-07	(2,500)		3.19	(7,975)
32	21-Mar-07	(2,500)		3.14	(7,850)
33	16-Apr-07	(3,000)		4.61	(13,830)
34	10-May-07	(100,000)		4.00	(400,000)
35	30-May-07		5,000	3.60	-	18,000
36	30-May-07		1,000	3.87	-	3,870
37	30-May-07		4,500	3.68	-	16,560
38	30-May-07		3,500	3.70	-	12,950
39	29-Jun-07		3,000	3.69	-	11,070
40	29-Jun-07		50,000	3.60	-	180,000
41	4-Jul-07		2,000	3.56	-	7,120
42	4-Jul-07		5,000	3.53	-	17,650
43	5-Jul-07		1,200	3.62	-	4,344
44	9-Aug-07	(2,300)		3.88	(8,924)
45	9-Aug-07	(2,700)		3.87	(10,449)

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

46	10-Dec-07	(8,000)		3.80	(30,400)
47	3-Jan-08	(700)		3.80	(2,660)
48	4-Jan-08	(1,300)		3.80	(4,940)
49	31-Jan-08		1,000	2.97	-	2,970
50	11-Apr-08	(100)		2.16	(216)
51	11-Apr-08	(5,900)		2.15	(12,685)
52	8-May-08	(10,000)		1.93	(19,300)
Totals		(414,900)	96,200		(1,131,721)	308,134
Net Buy
(Sell)		(318,700)			(823,587)

BRIAN SMITH

	Date	(Sell)	Buy	Price	(Sell Value)	Buy Value
1	3-Feb-06	(50,000)		2.01	(100,500)
2	17-Feb-06	(20,000)		2.10	(42,000)
3	9-May-06	(3,400)		2.46	(8,364)
4	9-May-06	(6,600)		2.43	(16,038)
5	7-Sep-06	(10,000)		1.93	(19,300)
6	12-Dec-06	(1,300)		2.69	(3,497)
7	12-Dec-06	(96)		2.64	(253)
8	12-Dec-06	(1,000)		2.70	(2,700)
9	31-Jan-07	(1,500)		2.50	(3,750)
10	1-Feb-07	(15,600)		2.50	(39,000)
11	2-Feb-07	(2,000)		2.50	(5,000)
12	20-Feb-07	(1,200)		2.75	(3,300)
13	20-Feb-07	(1,500)		2.75	(4,125)
14	20-Feb-07	(5,000)		2.75	(13,750)
15	20-Feb-07	(1,500)		2.70	(4,050)
16	20-Feb-07	(800)		2.68	(2,144)
17	10-Apr-07	(9,600)		3.85	(36,960)
18	10-Apr-07	(400)		3.84	(1,536)
Totals		(131,496)			(306,267)
Net Buy
(Sell)		(131,496)			(306,267)

OPTION AND WARRANT EXERCISES

ROBERT GARDNER - Options exercised since 2006

Date	(Exercise)	Grant	Price	(Cost to Exercise)
18-Jan-06	(86,126)		$0.85	(73,207)
30-Jan-06		192,582	2.00
28-Nov-06		50,000	2.25
20-Feb-07	(57,418)		0.85	(48,805)
14-Mar-07		117,500	3.05
Total	(143,544)	360,082		(122,012)

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

ROBERT GARDNER - Warrants exercised since 2006

Date	(Exercise)	Price	(Cost to Exercise)
10-Apr-06	(88,000)	$1.55	(136,400)
20-Sep-06	(84,000)	0.90	(75,600)
20-Sep-06	(35,000)	0.90	(31,500)
Total	(207,000)		(243,500)

GORDON BLANKSTEIN - Options exercised and granted since 2006 (no warrants)

Date	(Exercise)	Grant	Price	(Cost to Exercise)
18-Jan-06	(48,016)		$0.75	(36,012)
18-Jan-06	(51,984)		0.85	(44,186)
30-Jan-06		170,350	2.00	-
28-Jun-06	(26,996)		0.85	(22,947)
28-Nov-06		50,000	2.25	-
20-Feb-07	(52,654)		0.85	(44,756)
27-Feb-07		117,500	3.05	-
09-May-07	(127,763)		2.00	(255,526)
09-May-07	(22,237)		2.25	(50,033)
10-May-07		150,000	3.90	-
28-Feb-08		100,000	4.00	-
Total	(329,650)	587,850		(453,460)

BRIAN SMITH - Options exercised and granted since 2006 (no warrants)

Date	(Exercise)	Grant	Price	(Cost to Exercise)
23-Jan-06	(50,000)		$0.75	(37,500)
16-Feb-06	(50,000)		0.80	(40,000)
28-Nov-06		50,000	2.25
06-Feb-07	(50,000)		0.85	(42,500)
Total	(150,000)	50,000		(120,000)

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

NORTH AMERICAN TOLL-FREE
1-888-268-4498

TIME IS OF THE ESSENCE. PLEASE VOTE TODAY

REGISTERED SHAREHOLDERS (YOU HOLD A PHYSICAL SHARE CERTIFICATE) THERE ARE 2 WAYS TO VOTE USING YOUR PROXY
1. VOTING BY FAX Mark, sign and date your proxy form and return it by facsimile to (416) 646-2415	2. VOTING BY MAIL Mark, sign and date your proxy form and return it in the enclosed postage-paid envelope

CANADIAN BENEFICIAL SHAREHOLDERS (YOU HOLD SHARES THROUGH A BANK, BROKER OR INTERMEDIARY) THERE ARE 4 WAYS TO VOTE USING YOUR VOTING INFORMATION FORM

1. VOTING BY INTERNET Log into WWW.PROXYVOTE.COM and vote using the 12 digit control number located on your VIF.

3. VOTING BY FAX Mark, sign and date your VIF and return it by facsimile to 1 (905) 507- 7793.

2. VOTING BY TELEPHONE Call toll-free English 1-800-474-7493 and vote using the 12 digit control number located on your VIF.

4. VOTING BY MAIL Mark, sign and date your VIF and return it in the enclosed postage-paid envelope.

UNITED STATES BENEFICIAL SHAREHOLDERS (YOU HOLD SHARES THROUGH BANK, BROKER OR INTERMEDIARY) THERE ARE 3 WAYS TO VOTE USING YOUR VOTING INFORMATION FORM
1. VOTING BY INTERNET Log into WWW.PROXYVOTE.COM and vote using the 12 digit control number located on your VIF.	2. VOTING BY TELEPHONE Call the toll-free number listing on your VIF and vote using the 12 digit control number located on your VIF
3. VOTING BY MAIL Mark, sign and date your VIF and return it in the enclosed postage-paid envelope.

FOR YOUR VOTE TO COUNT, IT MUST BE RECEIVED IN SUFFICIENT TIME. PLEASE VOTE BY INTERNET, TELEPHONE OR FAX IF POSSIBLE.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.